UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-40688

DRAGANFLY INC.

(Translation of registrant’s name into English)

235 103rd St. E.

Saskatoon, Saskatchewan S7N 1Y8

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

EXPLANATORY NOTE

This Report of Foreign Issuer on Form 6-K is being filed to file with the Securities and Exchange Commission a management information circular and certain material change reports the Registrant filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval + (SEDAR +):

●	Material Change Report of the Registrant dated April 7, 2025
●	Management information circular of the Registrant dated May 12, 2025 with respect to the annual general and special meeting of shareholders held on June 17, 2025
●	Material Change Report of the Registrant dated May 12, 2025
●	Material Change Report of the Registrant dated June 10, 2025
●	Material Change Report of the Registrant dated June 19, 2025
●	Material Change Report of the Registrant dated July 17, 2025
●	Material Change Report of the Registrant dated July 23, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Draganfly Inc.
(Registrant)

Date: October 10, 2025	By:	/s/ Paul Sun
	Name:	Paul Sun
	Title:	Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Material Change Report of the Registrant dated April 7, 2025.
99.2	Management information circular of the Registrant dated May 12, 2025 with respect to the annual general and special meeting of shareholders held on June 17, 2025.
99.3	Material Change Report of the Registrant dated May 12, 2025.
99.4	Material Change Report of the Registrant dated June 10, 2025.
99.5	Material Change Report of the Registrant dated June 19, 2025.
99.6	Material Change Report of the Registrant dated July 17, 2025.
99.7	Material Change Report of the Registrant dated July 23, 2025.